UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-129179

National Mentor Holdings, Inc.
Subsidiary Guarantors Listed on Schedule A Hereto
(Exact name of registrant as specified in its charter)

313 Congress Street, 6th Floor, Boston, MA 02210
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 5/8% Senior Subordinated Notes due 2012
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, National Mentor Holdings, Inc. and the subsidiary guarantors listed on Schedule A hereto have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAROLINA BEHAVIORAL SERVICES, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

CENTER FOR COMPREHENSIVE SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

CORNERSTONE LIVING SKILLS, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

FAMILY ADVOCACY SERVICES, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

FIRST STEP INDEPENDENT LIVING PROGRAM, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

HOMEWORK CENTER, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

HORRIGAN COLE ENTERPRISES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

ILLINOIS MENTOR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REHABILITATION ACHIEVEMENT CENTER, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

LOYD’S LIBERTY HOMES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

MASSACHUSETTS MENTOR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

MENTOR MANAGEMENT, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

MENTOR MARYLAND, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR HEALTHCARE, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR HOLDINGS, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

NATIONAL MENTOR SERVICES, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

OHIO MENTOR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM ARIZONA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM ARIZONA REHABILITATION, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM ARROWHEAD, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM ATLANTIC, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM CENTRAL LAKES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM COLORADO, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM COMMUNITY OPTIONS, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM COMMUNITY PAYROLL SERVICES, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM CONNECTICUT COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM CONSULTING & SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM CONSULTING OF OHIO, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM COUNCIL BLUFFS, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM DEVELOPMENTAL SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEALTH, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEALTH OF IOWA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEALTH OF NEBRASKA, LLC

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEALTH OF WISCONSIN, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEALTH OF WISCONSIN II, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HEARTLAND, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HENNEPIN, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM HOME HEALTH, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM INDIANA COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM INDIANA COMMUNITY SERVICES II, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM INDIANA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM IOWA COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM IOWA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM LEADWAY, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM MANAGEMENT, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM MARYLAND, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM MINNESOTA COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM MINNESOTA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM NEVADA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM NEW JERSEY, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM NORTH DAKOTA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM OHIO, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM OHIO WAIVERED SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM NORTH STAR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM OKLAHOMA COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM PENNSYLVANIA COMMUNITY SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM RAMSEY, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM RIVER BLUFFS, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM SILS OF IOWA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM SOUTH CENTRAL SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM SOUTHWEST SERVICES, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM UTAH, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM WEST VIRGINIA, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM WISCONSIN, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM WISCONSIN II, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM WISCONSIN III, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

REM WOODVALE, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

SOUTH CAROLINA MENTOR, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

UNLIMITED QUEST, INC.

Date:	June 29, 2006	By:	/s/ Denis Holler
			Name:	Denis Holler
			Title:	Senior Vice President of Finance

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Schedule A

Entity name	State or Other Jurisdiction of Incorporation or Organization	IRS Employee Identification Number	Address Including Zip Code and Telephone Number, Including Area Code of Registrant’s Principal Executive Offices
Carolina Behavioral Services, LLC	Delaware	58-2356432	(1)
Center for Comprehensive Services, Inc.	Illinois	37-1036318	(1)
Cornerstone Living Skills, Inc.	California	68-0286512	(1)
Family Advocacy Services, LLC	Delaware	03-0490299	(1)
First Step Independent Living Program, Inc.	California	95-3574845	(1)
Homework Center, Inc.	Minnesota	41-1332512	(1)
Horrigan Cole Enterprises, Inc.	California	33-0152162	(1)
Illinois Mentor, Inc.	Illinois	36-3643670	(1)
Rehabilitation Achievement Center, Inc.	Illinois	36-3601998	(1)
Loyd’s Liberty Homes, Inc.	California	77-0282781	(1)
Massachusetts Mentor, Inc.	Massachusetts	04-2799071	(1)
Mentor Management, Inc.	Delaware	80-0061183	(1)
Mentor Maryland, Inc.	Maryland	01-0739432	(1)
National Mentor Healthcare, LLC	Delaware	04-2893910	(1)
National Mentor Holdings, Inc.	Delaware	31-1757086	(1)
National Mentor, Inc.	Delaware	04-3250732	(1)
National Mentor, LLC	Delaware	03-0490294	(1)
National Mentor Services, Inc.	Delaware	80-0061181	(1)
National Mentor Services, LLC	Delaware	03-0490296	(1)
Ohio Mentor, Inc.	Ohio	31-1098345	(1)
REM Arizona, Inc.	Arizona	41-1857931	(1)
REM Arizona Rehabilitation, Inc.	Arizona	41-1923484	(1)
REM Arrowhead, Inc.	Minnesota	41-1910302	(1)
REM Atlantic, Inc.	Iowa	41-1532989	(1)
REM Central Lakes, Inc.	Minnesota	41-1424026	(1)
REM Colorado, Inc.	Colorado	41-1578483	(1)
REM Community Options, Inc.	West Virginia	41-1756072	(1)
REM Community Payroll Services, LLC	Minnesota	65-1243641	(1)
REM Connecticut Community Services, Inc.	Connecticut	41-1895229	(1)
REM Consulting & Services, Inc.	Minnesota	41-1270033	(1)
REM Consulting of Ohio, Inc.	Ohio	41-1607786	(1)
REM Council Bluffs, Inc.	Minnesota	41-1403752	(1)
REM Developmental Services, Inc.	Iowa	41-1936672	(1)
REM Health, Inc.	Minnesota	41-1623324	(1)
REM Health of Iowa, Inc.	Iowa	41-1916703	(1)
REM Health of Nebraska, LLC	Delaware	59-3816294	(1)
REM Health of Wisconsin, Inc.	Wisconsin	39-1487935	(1)
REM Health of Wisconsin II, Inc.	Wisconsin	39-1497152	(1)
REM Heartland, Inc.	Minnesota	41-1245622	(1)
REM Hennepin, Inc.	Minnesota	41-1509580	(1)
REM Home Health, Inc.	Minnesota	41-1865748	(1)
REM, Inc.	Minnesota	41-1425896	(1)
REM Indiana Community Services, Inc.	Indiana	94-3114223	(1)
REM Indiana Community Services II, Inc.	Indiana	41-1787921	(1)
REM Indiana, Inc.	Indiana	41-1532587	(1)
REM Iowa Community Services, Inc.	Iowa	22-2929097	(1)

Schedule A

REM Iowa, Inc.	Iowa	41-1499229	(1)
REM Leadway, Inc.	Minnesota	41-1361725	(1)
REM Management, Inc.	Minnesota	41-1691043	(1)
REM Maryland, Inc.	Maryland	41-1888678	(1)
REM Minnesota Community Services, Inc.	Minnesota	41-1880610	(1)
REM Minnesota, Inc.	Minnesota	41-1726312	(1)
REM Nevada, Inc.	Nevada	41-1886461	(1)
REM New Jersey, Inc.	New Jersey	41-1834352	(1)
REM North Dakota, Inc.	North Dakota	41-1434382	(1)
REM North Star, Inc.	Minnesota	41-1892341	(1)
REM Ohio, Inc.	Ohio	41-1578484	(1)
REM Ohio Waivered Services, Inc.	Ohio	41-1703065	(1)
REM Oklahoma Community Services, Inc.	Oklahoma	41-1887917	(1)
REM Pennsylvania Community Services, Inc.	Pennsylvania	41-1916701	(1)
REM Ramsey, Inc.	Minnesota	41-1583903	(1)
REM River Bluffs, Inc.	Minnesota	41-1655668	(1)
REM SILS of Iowa, Inc.	Iowa	41-1509582	(1)
REM South Central Services, Inc.	Minnesota	41-1509578	(1)
REM Southwest Services, Inc.	Minnesota	41-1379478	(1)
REM Utah, Inc.	Utah	87-0547552	(1)
REM West Virginia, Inc.	West Virginia	41-1578482	(1)
REM Wisconsin, Inc.	Wisconsin	41-1532591	(1)
REM Wisconsin II, Inc.	Wisconsin	41-1784261	(1)
REM Wisconsin III, Inc.	Wisconsin	41-1861498	(1)
REM Woodvale, Inc.	Minnesota	41-1791260	(1)
South Carolina Mentor, Inc.	South Carolina	57-0782160	(1)
Unlimited Quest, Inc.	California	33-0067902	(1)

(1) 313 Congress Street 6th Floor, Boston, MA 02210